EXHIBIT 8.1

List of Subsidiaries

Subsidiaries

Name	Jurisdiction of Incorporation
Hailiang Education (HK) Limited	Hong Kong
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	People’s Republic of China (“PRC”)
Ningbo Hailiang Education Logistics Management Co., Ltd	PRC
Ningbo Haoliang Information Consulting Co., Ltd	PRC
Zhuji Nianxin Lake Hotel Management Co., Ltd	PRC

Affiliated Entities

Name	Jurisdiction of Incorporation
Zhejiang Hailiang Education Investment Co., Ltd.	PRC
Zhejiang Hailiang Mingxin Education Technology Co., Ltd	PRC
Hailiang Foreign Language School	PRC
Hailiang International Kindergarten	PRC
Hailiang Primary School	PRC
Hailiang Junior Middle School	PRC
Hailiang Senior Middle School	PRC
Zhuji Private High School	PRC
Hailiang Art Middle School	PRC
Tianma Experimental School	PRC